UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S PROFITS FOR THE THIRD QUARTER AND YEAR-TO-DATE 2017 AMOUNTED TO $20.5 MILLION, OR $0.52 PER SHARE, AND $61.4 MILLION, OR $1.56 PER SHARE, RESPECTIVELY, ON LOWER PROVISIONS AND
OPERATING EXPENSES

PANAMA CITY, REPUBLIC OF PANAMA, October 20, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the third quarter (“3Q17”) and nine months (“9M17”) ended September 30, 2017.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M17	9M16	3Q17	2Q17	3Q16
Key Income Statement Highlights
Total income	$103.8	$124.8	$31.1	$34.4	$43.4
Expenses:
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts, and investment securities	$8.6	$17.4	$0.7	$4.3	$4.1
Operating expenses (1)	$33.8	$33.7	$10.0	$12.6	$11.2
Profit for the period	$61.4	$73.7	$20.5	$17.5	$28.0
Profitability Ratios
Earnings per Share ("EPS") (2)	$1.56	$1.89	$0.52	$0.44	$0.72
Return on Average Equity (“ROAE”) (3)	8.1%	10.0%	7.9%	6.9%	11.2%
Return on Average Assets (“ROAA”)	1.26%	1.31%	1.30%	1.08%	1.50%
Net Interest Margin ("NIM") (4)	1.87%	2.08%	1.76%	1.80%	2.13%
Net Interest Spread ("NIS") (5)	1.51%	1.86%	1.37%	1.44%	1.89%
Efficiency Ratio (6)	33%	27%	32%	37%	26%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$5,706	$6,688	$5,706	$5,840	$6,688
Treasury Portfolio	$88	$145	$88	$79	$145
Total assets	$6,200	$7,287	$6,200	$6,422	$7,287
Total stockholders' equity	$1,032	$1,011	$1,032	$1,024	$1,011
Market capitalization (8)	$1,159	$1,104	$1,159	$1,078	$1,104
Tier 1 Basel III Capital Ratio (9)	20.3%	15.9%	20.3%	20.3%	15.9%
Total assets / Total stockholders' equity (times)	6.0	7.2	6.0	6.3	7.2
Liquid Assets / Total Assets (10)	12.2%	9.9%	12.2%	12.0%	9.9%
NPL to Loan Portfolio (11)	1.20%	1.31%	1.20%	1.12%	1.31%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	2.04%	1.67%	2.04%	2.06%	1.67%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.8	1.3	1.8	1.9	1.3

3Q17 & 9M17 Highlights

Reported results:

•	3Q17 and 9M17 Profit totaled $20.5 million (+17% QoQ, -27% YoY) and $61.4 million (-17% YoY), respectively, mainly as the effects of lower provisions for expected credit losses (“ECL”) were offset by decreased net interest income.

•	Net interest income and margin (“NIM”) were $91.7 million and 1.87% in 9M17 (-22% and -21 bps YoY); $27.9 million and 1.76% in 3Q17 (-5% and -4 bps QoQ; -30% and -37 bps YoY, respectively). These decreases were a consequence of i) a YoY lower average loan book from de-risking and diversification efforts; ii) tighter net lending spreads on excess USD liquidity in markets across the Region; and iii) the effects from changes in the portfolio mix towards short-term trade exposures.

•	Fees and Other Income totaled $12.8 million in 9M17 (+9% YoY) and $3.8 million (-28% QoQ, +5 YoY), mainly from increased activity in the letters of credit business, and the successful closing of three structured transactions in the quarter, for a total of five YTD.

Key performance metrics:

•	The 9M17 annualized Return on Average Equity (“ROAE”) stood at 8.1%, compared to 10.0% a year ago, as the result of lower total income and a higher capital base. Similarly, 3Q17 ROAE was 7.9% vs. 6.9% in 2Q17 and 11.2% in 3Q16.

•	The Efficiency Ratio improved to 32% in 3Q17 from 37% in the previous quarter on the back of lower operating expenses (-21% QoQ, from cost reductions and lower non-recurring expenses). The 9M17 efficiency ratio was 33% vs. 27% a year ago, mostly on YoY lower total income.

•	The Tier 1 Basel III Capital Ratio stood at 20.3% at the end of 3Q17, unchanged from a quarter ago, up from 15.9% a year ago, reflecting increasing levels of capitalization and decreased risk-weighted assets compared to a year ago.

Commercial Portfolio & Quality:

•	As of September 30, 2017, end-of-period Commercial Portfolio balances stood at $5.7 billion (-2% QoQ, -15% YoY), with 3Q17 and 9M17 average balances reaching $5.7 billion (-1% QoQ, -16% YoY) and $5.9 billion (-14% YoY), respectively, while credit disbursement volumes increased QoQ and YoY.

•	Non-performing loans (“NPL”) stood at $64.1 million at the end of 3Q17, representing 1.20% of Loan Portfolio balances. The NPL coverage ratio reached 1.8x from 1.9x in 2Q17 and 1.3.x a year ago and the total allowance for ECL to total Commercial Portfolio ratio stood at 2.04% (-2 bps QoQ, +37 bps YoY).

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 3Q17 and 9M17 results: “Markets in our Region continue to experience abundant USD liquidity, resulting, at times, in valuation and asset prices which do not meet our internal risk-reward targets. As in similar market conditions in the past, Bladex continues to privilege adequate pricing over volume growth. Nevertheless, the decrease in end of period portfolio balances seen in prior quarters slowed markedly, and average portfolio balances remained largely stable QoQ, with continued increases in disbursement activity as market loan demand showed some signs of improvement. Our origination focused on high-quality short-term trade transactions and contributed to sequentially lower spreads. Credit exposures with assigned specific reserves to cover expected losses remained limited to a small number of clients, primarily in Brazil. These exposures are actively managed and the pace of restructuring negotiations has accelerated. Based on finalized restructuring agreements, Bladex discharged realized losses against existing reserves, while we continued to strengthen reserves coverage in the remaining cases where restructuring negotiations are still ongoing with pending outcomes.

On the expense side, the Bank reverted to lower levels following non-recurring employee-related expense charges in the previous quarter. The Bank remains committed to driving costs down across the organization, and it has embarked on a process of increasing levels of automation and improving workflows, revising organizational structures that not only help to better align its cost structure with the current revenue base, but also look to allow for future revenues growth without materially affecting its cost base going forward.

As you can see we have been able to improve the results QoQ, but we are cognizant of the need to effectively deploy our steadily increasing capital base to deliver on profitability expectations through the credit cycles. The Board of Directors approved to maintain the quarterly dividend payout at $0.385/share, which continues to represent an attractive dividend and demonstrates the Board’s confidence in our ability to resume growth and deploy capital more efficiently.” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held October 17, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2017. The dividend will be paid on November 21, 2017, to stockholders registered as of November 1, 2017.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

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Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to gross loans at amortized cost.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2017, Bladex had disbursed accumulated credits of approximately $254 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 20, 2017 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 75153522.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

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